SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
Amendment No. 2

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

LUND INTERNATIONAL HOLDINGS, INC.
(Name of Subject Company and Person Filing)

OPTIONS TO PURCHASE COMMON STOCK,
PAR VALUE $.10 PER SHARE, HAVING AN EXERCISE PRICE OF MORE THAN $4.00
GRANTED PURSUANT TO CERTAIN PLANS
(Title of Class of Securities)

550368104
(CUSIP Number of Class of Securities)

Dennis W. Vollmershausen
Lund International Holdings, Inc.
3700 Crestwood Parkway, N.W., Suite 1000
Duluth, GA 30096
(770) 688-2050
(Name, Address and Telephone Number of
Person Authorized to receive notices
and communications on behalf of the
person(s) filing statement)

COPY TO:
Mark S. Weitz, Esq.
Leonard, Street and Deinard
150 South Fifth Street, Suite 2300
Minneapolis, MN 55402
(612) 335-1517

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE

$ 897,217.50	$ 224.30**

*    Calculated solely for purposes of determining the filing fee in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934 and Rule O-11 thereunder. This amount assumes the cancellation of all options for which this offer is being made.

**  Previously paid in connection with the original filing of this Schedule TO on May 4, 2001.

         Check box if any part of the fee is offset as provided by Rule O-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

         Identify the previous filing by registration statement number, on the Form or Schedule and the date of its filing.

Amount Previously Paid:  $224.30

Form or Registration No.:  5-39339

Filing party:   Lund International Holdings, Inc.

Date filed:   May 4, 2001

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_] third party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[_] going-private transaction subject to Rule 13e-3.

[_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

This Final Amendment No. 2 to the Tender Offer Statement on Schedule TO filed by Lund International Holdings, Inc. (the “Company”) with the Securities and Exchange Commission on May 4, 2001 and as amended by Amendment No. 1 thereto filed on June 4, 2001 (as amended, the “Schedule TO”), reports the final results of our offer to certain employees to cancel Options (as defined in the Schedule TO), upon the terms and subject to the conditions described in the Offer to Cancel dated May 4, 2001, as amended and supplemented by the Amendment and Supplement to Offer to Cancel dated June 4, 2001 (as amended, the “Offer to Cancel”) and the restated Letter of Transmittal filed June 4, 2001.

ITEM 4. TERMS OF THE TRANSACTION.

The Offer to Cancel expired at 5:00 p.m., Central Daylight Time, on June 12, 2001. Pursuant to the Offer to Cancel, the Company accepted for cancellation options to purchase an aggregate of 670,100 shares of the Company’s common stock. After the expiration of two hundred days, the Company may consider granting new options in accordance with its compensation philosophy, its policies and the stock option plans.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

LUND INTERNATIONAL HOLDINGS, INC.

June 13, 2001	By: /s/ Dennis W. Vollmershausen
Dennis W. Vollmershausen
Its: President and Chief Executive Officer